

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 25, 2009

Mr. John R. Nieser
CFO, Senior Vice President and Treasurer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX 77027

> **RE: Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **Schedule 14A filed on April 28, 2009**
> **File No. 1-14472**

Dear Mr. Nieser:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief